Exhibit 99.1

              CONTACT:    Investor Relations     (214) 792-4415

           SOUTHWEST AIRLINES REPORTS FOURTH QUARTER EARNINGS AND
                  33rd CONSECUTIVE YEAR OF PROFITABILITY


      DALLAS, TEXAS - January 18, 2006 - Southwest Airlines (NYSE:LUV)
today reported its fourth quarter and full year 2005 results. Net income for fourth quarter 2005 was $86 million, or $.10 per diluted share, compared to $56 million, or $.07 per diluted share, for fourth quarter 2004. The Company's fourth quarter 2005 and 2004 results included unrealized losses, recorded in "Other gains/losses," associated with derivative instruments that will settle in future accounting periods recorded as a result of Statement of Financial Accounting Standard 133 (SFAS 133), "Accounting for Derivative
Instruments and Hedging Activities," as amended.    Excluding SFAS 133 items
in fourth quarter 2005 and 2004, respectively, net income was $98 million, or $.12 per diluted share, compared to $68 million, or $.08 per diluted share. See the attached reconciliation for further information on these items.
      The Company's fourth quarter 2005 results included $24 million (before profitsharing and income taxes) in additional 2005 federal airport security expenses due to a retroactive assessment by the Transportation Security Administration (TSA) made, without notice or opportunity to protest, in January 2006. This assessment was completely unexpected, and the Company believes it is improper and plans to vigorously contest it.
      For the full year 2005, net income was $548 million, or $.67 per diluted share, compared to 2004 net income of $313 million, or $.38 per diluted share. Excluding SFAS 133 items in both years, 2005 net income was $489 million, or $.60 per diluted share, compared to 2004 net income of $324 million, or $.40 per diluted share.
      Gary C. Kelly, CEO, stated: "I am pleased to report a significantly improved earnings performance for the fourth quarter and full year 2005, which represented our 33rd consecutive year of profitability. Despite the totally unexpected TSA security fee assessment and the 38.8 percent increase in our hedged fuel costs per gallon, our fourth quarter 2005 earnings were up over 40 percent.
      "We continue to be optimistic about our revenue trends and were very pleased with our record fourth quarter 2005 operating revenues of $1.99 billion. As a result of strong Customer demand, we achieved a record fourth quarter load factor of 69.6 percent at improved yields, which were up 4.2 percent. Unit revenues grew 11.7 percent with only modest fare increases, reaffirming our Low Fare Leadership.
      "Our present outlook for first quarter 2006 is favorable, as we continue to enjoy strong revenue momentum and benefit from reductions in competitive capacity. Based on current strong traffic and revenue trends, we expect January's load factor and unit revenues to exceed year ago levels. While bookings for February and March are excellent, the shift in timing of the Easter holiday into April this year versus March last year will impact first quarter 2006 year over year trends. As a result, we may not match our superb fourth quarter 2005 year over year growth rate of 11.7 percent in first quarter 2006.
      "Our unit costs were up more than expected, primarily due to the unexpected $24 million TSA security fee assessment not received until January

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2006.  We believe this surprise assessment is inappropriate.
      "Our fourth quarter 2005 jet fuel cost per gallon included a $258 million hedging benefit. Still, the fourth quarter 2005 jet fuel cost increased 38.8 percent to $1.22 per gallon. For first quarter 2006, we are over 75 percent hedged with prices capped at $36 per barrel, but presently expect our hedged first quarter 2006 fuel price to approximate $1.45 per
gallon.   We are over 70 percent hedged for the remainder of 2006 at $36 per barrel; over 60 percent in 2007 at $39 per barrel; over 35 percent in 2008 at $38 per barrel; and about 30 percent in 2009 at $39 per barrel.
      "Excluding fuel but including the surprise TSA assessment, our fourth quarter 2005 unit costs increased 5.6 percent. While we had cost pressures in fourth quarter 2005 and will continue our intense cost control efforts, I am proud of what our Employees have accomplished on the cost side. As a result of their hard work and productivity improvements, we reduced our full year unit costs, excluding fuel, by 1.5 percent.
      "As a reminder, the Company plans to adopt Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (stock option expensing), in first quarter 2006. The adoption of SFAS 123R is expected to increase first quarter 2006 salaries, wages, and benefits by a non-cash charge of approximately $20 million. As a result of the adoption of SFAS
123R, we expect first quarter 2006 unit cost, excluding fuel, to exceed first quarter 2005, but improve from fourth quarter 2005's 6.57 cents.
      "We continue to grow our fleet and route system and are pleased with the performance of our two new cities in 2005: Ft. Myers and Pittsburgh. We are excited about our return to the Denver market. On January 3, 2006, we initiated service at Denver International Airport with 13 daily nonstop flights, increasing to 20 daily nonstop flights by March 2006. Initial Customer response has been excellent.
      "We also continue to grow our existing network. Our efforts to rebuild New Orleans continue, and we will be up to 18 daily flights in March. We have increased our capacity at Chicago Midway nearly 60 percent since third
quarter 2004 and plan to continue to add service in this market.   In
December 2005, we completed a transaction with ATA Airlines, Inc. to acquire the leasehold rights to four additional gates at Chicago Midway, in exchange for a $20 million reduction in our debtor-in-possession loan to ATA.
In addition, we enhanced our codeshare arrangement with ATA, subject to certain conditions, including ATA's confirmed Plan of Reorganization, which must be fulfilled by February 28, 2006. We recently expanded our codeshare agreement to include ATA flights from DFW International Airport to Chicago
Midway.   Based on current codeshare markets, we estimate first quarter 2006 codeshare revenues to be approximately $10 million.
      "After 23 years of serving the state of Missouri, we are thrilled that we were granted permission to initiate new nonstop service to St. Louis and Kansas City from Dallas. The new service, which began December 13, 2005, resulted from the enactment of a 2005 federal transportation appropriations bill containing language, initiated by Missouri Senator Kit Bond, that exempts Missouri from federal flight restrictions placed on Dallas' Love
Field airport in 1979.
      "We continue to be well-poised to take advantage of growth opportunities and currently plan to add over 30 aircraft in 2006 for an
estimated eight percent available seat mile growth.   Whether or not we add
another new city in 2006 will depend heavily on the service needs of a number of our existing cities. We recently exercised two Boeing 737-700 options for delivery in 2007, bringing our 2007 firm orders and options to 29 and 7, respectively."
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      American Small Business Travelers Alliance ranked Southwest as the Best
Airline based on the carrier's treatment of small business travelers. Southwest Airlines was also named in the 2006 Hispanic Magazine Corporate 100 for the eighth year in a row.
      Southwest will discuss results on a conference call at 11:30 a.m. Eastern Time today. A live broadcast of the conference call will be available at southwest.com .

                            Operating Results
      Total operating revenues for fourth quarter 2005 increased 20.1 percent to $1.99 billion, compared to $1.66 billion for fourth quarter 2004. Operating income increased 35.8 percent to $163 million from $120 million in fourth quarter 2004. Revenue passenger miles (RPMs) increased 15.3 percent in fourth quarter 2005, as compared to a 7.6 percent increase in available seat miles (ASMs), resulting in a 4.6 point increase in load factor to 69.6 percent, a fourth quarter record for the Company. The passenger revenue yield per RPM increased 4.2 percent to 12.59 cents from 12.08 cents in fourth quarter 2004. Operating revenue yield per ASM (RASM) increased 11.7 percent to 9.14 cents from 8.18 cents in fourth quarter 2004, the highest quarterly year-over-year gain in over 13 years.
      Total fourth quarter 2005 operating expenses were $1.82 billion, an increase of 18.8 percent, compared to $1.54 billion in fourth quarter 2004. Operating expenses per ASM (CASM) for fourth quarter 2005 increased 10.5 percent to 8.39 cents, compared to 7.59 cents in fourth quarter 2004. Excluding SFAS 133 items, CASM for fourth quarter 2005 increased 11.2 percent to 8.42 cents, compared to 7.57 cents for fourth quarter 2004. CASM, excluding fuel, for fourth quarter 2005 increased 5.6 percent to 6.57 cents, compared to 6.22 cents for fourth quarter 2004, partially due to the $24 million surprise assessment from the TSA in January 2006.
      Net cash provided by operations for 2005 was $2.23 billion, which included a $620 million increase in fuel hedge-related collateral deposits. Capital expenditures were $1.2 billion for 2005. The Company ended 2005 with $2.5 billion in cash and short-term investments. In addition, the Company had a fully available unsecured revolving credit line of $600 million. The Company will redeem $601 million of its debt maturing in 2006.
      Operating revenues for the year ended December 31, 2005 increased 16.1 percent to $7.58 billion, while operating expenses increased 13.2 percent to $6.76 billion, resulting in operating income of $820 million.
      "Other income" was $54 million for 2005 versus "other expenses" of $65 million for 2004. The $119 million swing in "other income" resulted primarily from SFAS 133 items, recorded in "other gains," for 2005, offset by an $8 million increase in net interest expense, primarily due to higher interest rates. For 2005, the SFAS 133 items primarily related to unrealized gains of $86 million recorded on derivative contracts that settle in future periods. 2004 included $14 million of SFAS 133 unrealized losses on derivative contracts that settle in future periods. See the attached reconciliation for further information on these items.
      Operating expenses for the year ended December 31, 2004 included $41 million (or $22 million net of profitsharing and income tax effects) for costs associated with the consolidation of the Company's reservation operations; the Company-wide early out offer; and the pay, per diem, and benefit increases retroactive to May 2002 related to the agreement reached with our Flight Attendants.
      This news release contains forward-looking statements as defined in the

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Private Securities Litigation Reform Act of 1995.  All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2004 and subsequent filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.













































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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(In millions, except per share amounts)
(unaudited)




                               Three months ended           Year Ended
                                   December 31,              December 31,
                                                Percent               Percent
                              2005     2004    Change  2005    2004    Change
OPERATING REVENUES
  Passenger                   $1,906  $1,587     20.1  $7,279  $6,280    15.9
  Freight                         35      34      2.9     133     117    13.7
  Other                           46      34     35.3     172     133    29.3
    Total operating revenues   1,987   1,655     20.1   7,584   6,530    16.1

OPERATING EXPENSES:
  Salaries, wages, and
   Benefits                      702     619     13.4   2,702   2,443    10.6
  Fuel and oil                   395     277     42.6   1,342   1,000    34.2
  Maintenance materials
   and repairs                   112     106      5.7     430     457    (5.9)
  Aircraft rentals                42      45     (6.7)    163     179    (8.9)
  Landing fees and other
   Rentals                       109     102      6.9     454     408    11.3
  Depreciation and amortization  121     113      7.1     469     431     8.8
  Other operating expenses       343     273     25.6   1,204   1,058    13.8
    Total operating expenses   1,824   1,535     18.8   6,764   5,976    13.2

OPERATING INCOME                 163     120     35.8     820     554    48.0

OTHER EXPENSES (INCOME):

  Interest expense                32      26     23.1     122      88    38.6
  Capitalized interest           (11)     (9)    22.2     (39)    (39)    0.0
  Interest income                (16)     (7)   128.6     (47)    (21)  123.8
  Other (gains) losses, net       22      21     n.a.     (90)     37    n.a.
    Total other expenses (income) 27      31     n.a.     (54)     65    n.a.


INCOME BEFORE INCOME TAXES       136      89     52.8     874     489    78.7
PROVISION FOR INCOME TAXES        50      33     51.5     326     176    85.2


NET INCOME                       $86     $56     53.6    $548    $313    75.1


NET INCOME PER SHARE:

    Basic                      $ .11   $ .07     57.1   $ .70   $ .40    75.0
    Diluted                    $ .10   $ .07     42.9   $ .67   $ .38    76.3

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic                            797     782              789     783
Diluted                          823     813              814     815

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
SOUTHWEST AIRLINES CO
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)

                           Three Months Ended         Year Ended
                              December 31,            December 31,
(In millions, except                       Percent                   Percent
 per share amounts)        2005      2004   Change  2005     2004    Change
Mark-to-market (gains)
losses on fuel contracts
settling in future periods     $9      $4           $(77)      $7
Ineffectiveness from fuel
hedges settling in future
periods                        10      13             (9)       7
Realized fuel contract
settlements included in
Other (gains) losses            5      (2)           (24)      (1)
Total impact of fuel
contracts included in
Other (gains) losses, net     $24     $15   n.a.   $(110)     $13     n.a

Other (gains) losses,
 net, as reported             $22     $21           $(90)     $37
Less: impact of fuel
Contracts                     (24)    (15)           110      (13)
Other (gains) losses,
 net - economic fuel basis    $(2)     $6   n.a.     $20      $24     n.a

Net income, as reported       $86     $56           $548     $313
Less: impact of fuel
contracts, net of
income taxes                   12      12            (59)      11
Net income - economic
fuel basis                    $98     $68   44.1    $489     $324    50.9

Net income per share,
 diluted, as reported        $.10    $.07           $.67     $.38
Less: impact of fuel
 contracts, net of
 income taxes                 .02     .01           (.07)     .02
Net income per share,
diluted - economic fuel
basis                        $.12    $.08   50.0    $.60     $.40    50.0

Fuel and oil expense
- unhedged                   $660    $451         $2,234   $1,455
Less: fuel hedge gains
included in fuel and
oil expense                  (265)   (174)          (892)    (455)
GAAP fuel and oil expense     395     277   42.6   1,342    1,000    34.2
Add/(Deduct): losses/(gains)
on settled contracts included
in Other (gains) losses, net    5      (2)           (24)      (1)
Add/(Deduct): fuel contract
losses/(gains) recognized in
earnings in prior periods for
contracts settling in the
current period                  2      (2)            10       (3)
Fuel and oil expense -
economic basis               $402    $273   47.3  $1,328     $996    33.3

NOTE: The above schedule reconciles the non-GAAP financial measures included in this press release to the most comparable GAAP financial measures. The special items consist primarily of unrealized gains or losses (before income taxes) for derivative instruments that will settle in future accounting periods, recorded as a result of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The majority of these amounts relate to ineffectiveness, as defined, for future period instruments and the change in market value for future period deriviatives that no longer qualified for special hedge accounting, as defined in SFAS 133.

In management's view, comparative analysis of results can be enhanced by excluding the impact of these items. The amounts are not indicative of the Company's operating performance for the applicable period, nor should they be considered in developing trend analysis for future periods. In addition, since fuel expense is such a large part of the Company's operating costs and is subject to extreme volatility, the Company believes it is useful to provide investors with the Company's true economic cost of fuel for the periods presented, based on cash settlements from hedging activities, but excluding the unrealized impact of hedges that will settle in future periods or were recognized in prior periods.

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                               Three months ended
                                                   December 31,
                                            2005         2004      Change
Revenue passengers carried               19,485,341   17,709,289    10.0 %
Enplaned passengers                      22,225,745   20,144,834    10.3 %
Revenue passenger miles (RPMs) (000s)    15,139,361   13,136,093    15.3 %
Available seat miles (ASMs) (000s)       21,748,689   20,220,077     7.6 %
Load factor                                 69.6%        65.0%       4.6 pts.
Average length of passenger haul (miles)     777          742        4.7 %
Average aircraft stage length (miles)        615          590        4.2 %
Trips flown	                               259,377      251,755      3.0 %
Average passenger fare                     $97.83       $89.59       9.2 %
Passenger revenue yield per RPM (cents)     12.59        12.08       4.2 %
Operating revenue yield per ASM (cents)      9.14         8.18      11.7 %
Operating expenses per ASM (GAAP, in cents)  8.39         7.59      10.5 %
Operating expenses per ASM
  (economic, in cents)                       8.42         7.57      11.2 %
Operating expenses per ASM,
   excluding fuel (cents)                    6.57         6.22       5.6 %
Fuel costs per gallon,
   excluding fuel tax (unhedged)            $2.006       $1.453     38.1 %
Fuel costs per gallon,
   excluding fuel tax (GAAP)                $1.195        $.891     34.1 %
Fuel costs per gallon,
   excluding fuel tax (economic)            $1.217        $.877     38.8 %
Fuel consumed, in gallons (millions)          327          309       5.8 %
Number of Employees at period-end           31,729        31,011     2.3 %
Size of fleet at period-end                   445          417       6.7 %

SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                   Year ended
                                                   December 31,
                                            2005         2004      Change
Revenue passengers carried               77,693,875   70,902,773    9.6 %
Enplaned passengers                      88,379,900   81,066,038    9.0 %
Revenue passenger miles (RPMs) (000s)    60,223,100   53,418,353   12.7 %
Available seat miles (ASMs) (000s)       85,172,795   76,861,296   10.8 %
Load factor                                 70.7%       69.5%       1.2 pts.
Average length of passenger haul (miles)     775         753        2.9 %
Average aircraft stage length (miles)        607         576        5.4 %
Trips flown	                              1,028,639     981,591     4.8 %
Average passenger fare                     $93.68       $88.57      5.8 %
Passenger revenue yield per RPM (cents)     12.09        11.76      2.8 %
Operating revenue yield per ASM (cents)      8.90         8.50      4.7 %
Operating expenses per ASM (GAAP, in cents)  7.94         7.77      2.2 %
Operating expenses per ASM
  (economic, in cents)                       7.93         7.77      2.1 %
Operating expenses per ASM,
   excluding fuel (cents)                    6.37         6.47     (1.5)%
Fuel costs per gallon,
   excluding fuel tax (unhedged)            $1.726       $1.207    43.0 %
Fuel costs per gallon,
   excluding fuel tax (GAAP)                $1.033        $.828    24.8 %
Fuel costs per gallon,
   excluding fuel tax (economic)            $1.023        $.825    24.0 %
Fuel consumed, in gallons (millions)         1,287        1,201     7.2 %
Number of Employees at period-end           31,729       31,011     2.3 %
Size of fleet at period-end                   445          417      6.7 %

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                                    December 31,
(in millions)                                    2005         2004
ASSETS
Current assets:
      Cash and cash equivalents                $2,280        $1,048
      Short-term investments                      251           257
      Accounts and other receivables              258           248
      Inventories of parts and supplies, at cost  150           137
      Fuel hedge contracts                        641           428
      Prepaid expenses and other current assets    40            54
          Total current assets                  3,620         2,172

Property and equipment, at cost:
      Flight equipment                         10,999        10,037
      Ground property and equipment             1,256         1,202
      Deposits on flight equipment
       purchase contracts                         660           682
                                               12,915        11,921
      Less allowance for depreciation
       and amortization                         3,488         3,198
                                                9,427         8,723
Other assets                                    1,171           442
                                              $14,218       $11,337

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                           $524          $420
      Accrued liabilities                       2,074         1,047
      Air traffic liability                       649           529
      Current maturities of long-term debt        601           146
          Total current liabilities             3,848         2,142

Long-term debt less current maturities          1,394         1,700
Deferred income taxes                           1,896         1,610
Deferred gains from sale and
 leaseback of aircraft                            136           152
Other deferred liabilities                        269           209
Stockholders' equity:
      Common stock                                802           790
      Capital in excess of par value              424           299
      Retained earnings                         4,557         4,089
      Accumulated other comprehensive income      892           417
      Treasury stock, at cost                      -            (71)
           Total stockholders' equity           6,675         5,524
                                              $14,218       $11,337

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                   Three months ended         Year ended
                                      December 31,            December 31,
(in millions)                      2005        2004         2005       2004
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                      $86         $56         $548        $313
    Adjustments to reconcile
      net income to cash provided
      by operating activities:
        Depreciation and
         Amortization               121         113          469         431
        Deferred income taxes       (14)         42          257         184
        Amortization of deferred
         gains on sale and
         leaseback of aircraft       (4)         (4)         (16)        (16)
        Amortization of scheduled
         airframe inspections
         & repairs                   13          12           49          52
        Income tax benefit from
         Employee stock option
         Exercises                   65          35           65          35
        Changes in certain assets
         and liabilities:
          Accounts and other
           receivables               76          (2)          (9)        (75)
          Other current assets       34         (11)         (59)        (44)
          Accounts payable and
           accrued liabilities     (152)       (162)         855         231
          Air traffic liability    (126)       (114)         120          68
        Other                       (26)        (14)         (50)        (22)
            Net cash provided by
            (used in) operating
            activities               73         (49)       2,229       1,157

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and
     equipment, net                (218)       (409)      (1,210)     (1,775)
    Change in short-term
     investments, net               (66)         88            6         124
    Payment for assets of
     ATA Airlines, Inc.               -         (34)          (6)        (34)
    Debtor in possession loan
     to ATA Airlines, Inc.            -         (40)           -         (40)
    Other investing activities, net   -          (1)           -          (1)
          Net cash used in
           investing activities    (284)       (396)      (1,210)     (1,726)

CASH FLOWS FROM FINANCING ACTIVITIES:

    Issuance of long-term debt        -         112          300         520
    Proceeds from Employee
     stock plans                     74          36          132          88
    Payments of long-term debt
     and capital lease obligations  (12)       (185)        (149)       (207)
    Payments of cash dividends        -           -          (14)        (14)
    Repurchase of common stock        -           -          (55)       (246)
    Other, net                        1          (1)          (1)         (8)
           Net cash provided by
           (used in) financing
           activities                63         (38)         213         133

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                  (148)       (483)       1,232        (436)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD              2,428       1,531        1,048       1,484

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                   $2,280      $1,048       $2,280      $1,048

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:

In December 2005, the Company obtained the rights to four of ATA Airlines, Inc.
(ATA) leased Chicago Midway Airport gates in exchange for a $20 million reduction of the Debtor in possession loan to ATA:
    Rights to Chicago Midway Gates acquired           $20
    Debtor in possession loan to ATA reduction       $(20)

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